Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

VIA EDGAR

June 19, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Mylan Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed April 27, 2012
File No. 001-9114

Dear Mr. Rosenberg:

We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of May 30, 2012 (the “Staff’s Letter”) containing the Staff’s comments regarding the above-referenced filings. The Company’s responses to the Staff’s Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and revisions to proposed disclosures in future filings are highlighted in bold.

Research and Development, page 18

1. Please tell us why you disclose on page 19 that the brand name equivalents associated with the 172 ANDA you have pending FDA approval represent $98.4 billion in annual sales. Although presumably factual, the relevance of this amount to revenues for the generic drugs that you may ultimately market is not clear.

Response:

We disclose this information as it is a commonly used industry benchmark. Because there is no way to determine in advance the pricing of the generic product upon launch, disclosing the revenue generated by the brand name equivalent provides an indication of the current market size of the product.

Management’s Discussion and Analysis
2011 Compared to 2010, page 54

2. Please provide proposed disclosure to be included in future periodic filings to explain how much of the change in your revenues involves increases for new products launched in the current year and decreases for products launched in prior years. In addition, provide proposed disclosure to quantify the effect that volume and price variances had on your revenue for each year presented.

Response:

We note the Staff’s comment and will continue to ensure in future filings that our MD&A reflects the material trends and developments. We consider the underlying material factors impacting our revenues to include new product sales, the effect of volume and price on existing products; the impact of foreign exchange; and, where material, acquisitions. The Company will include, as applicable, disclosure substantially similar to the following for our consolidated revenues in future filings:

For the year ended December 31, 2011, Mylan reported total revenues of $6.13 billion compared to $5.45 billion in the prior year. Total revenues include both net revenues and other revenues from third parties. Third party net revenues for the current year were $6.11 billion compared to $5.40 billion for the prior year, representing an increase of $702.0 million, or 13.0%. Mylan’s revenues are impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. dollar in comparison to the functional currencies of Mylan’s Euro-denominated subsidiaries, as well as the currencies of Mylan’s subsidiaries in Australia, Japan and India. The favorable impact of foreign currency translation on current year total revenues was approximately 2% or $122 million. New product launches totaled approximately $395 million. On a constant currency basis, revenues from existing products increased approximately $50 million, which included a decline in pricing of approximately $218 million, which was more than offset by increased volumes on existing products. The remaining increase in revenues was the result of the incremental revenue from the Bioniche Pharma acquisition in September 2010.

Other third party revenues for the current year were $23.5 million compared to $46.3 million in the prior year, a decrease of $22.8 million, primarily due to a decrease in royalty income in 2011.

In arriving at net revenues, gross revenues are reduced by provisions for estimates, including discounts, rebates, promotions, price adjustments, returns and chargebacks. See the section titled Application of Critical Accounting Policies in this Item 7, for a thorough discussion of our methodology with respect to such provisions. For 2011, the most significant amounts charged against gross revenues were $2.13 billion related to chargebacks and $1.26 billion related to incentives offered to our direct customers, such as promotions and volume related incentives. For 2010, the most significant amounts charged against gross revenues were for chargebacks in the amount of $2.07 billion and incentives offered to our direct customers in the amount of $1.27 billion.

3. Please provide us proposed disclosure to be included in future periodic filings that quantifies each of the primary factors underlying the increase in your gross profit, such as the impact of new generic product launches, favorable pricing on EpiPen and lower profit margins for generic products launched in prior periods, for each year presented. Also, quantify the significant components of cost of sales, such as cost of inventory sold, amortization of purchased intangible assets and special items, and explain the factors underlying significant changes in these amounts.

Response:

We note the Staff’s comment and in future filings we will quantify and disclose significant factors that contributed to a change in the dollar amount of cost of sales and gross profit. The cost of inventory sold and amortization of purchased intangible assets are the two significant components of cost of sales. The Company will include, as applicable, disclosure substantially similar to the following in future filings:

Cost of sales in 2011 was $3.57 billion compared to $3.23 billion in the prior year. Cost of sales for the current year includes charges related to purchase accounting and other special items recorded during 2011, of approximately $373.2 million, which consisted primarily of amortization related to purchased intangible assets associated with acquisitions. Prior year cost of sales included similar purchase accounting and other special items in the amount of $315.9 million. The increase in the current year purchase accounting and other special items is the result of increased amortization expense due to the inclusion of Bioniche Pharma for a full year of approximately $38.1 million, which was acquired in September 2010, and a $16.2 million asset impairment charge. Excluding these amounts, cost of inventory sold, increased to $3.19 billion from $2.92 billion due to increased product volumes within the North American region of the Generics segment and our Specialty segment.

Gross profit in 2011 was $2.56 billion and gross margins were 41.8%. For 2010, gross profit was $2.22 billion, and gross margins were 40.7%. Excluding the purchase accounting and other special items discussed in the preceding paragraph, gross margins would have been approximately 48% in 2011 and 47% in 2010. This 140 basis point increase in gross margin was primarily driven by our Generics Segment and is the result of new products launched in the North American region, which contributed approximately 150 basis points to the increase. In addition favorable pricing and volume on the EPIPEN® auto-injector in our Specialty segment contributed approximately 50 basis points to the increase in gross margin. These impacts were partially offset by lower margins on existing products.

4. You state on page 32 that your “at risk product launch situations” could lead to litigation, and that an unfavorable outcome of this litigation could have a material adverse effect on your business, financial position and results of operations. Please tell us the cumulative revenue amount recognized for your “at risk product launch situations” as of December 31, 2011 and why you have not provided disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K of this known uncertainty.

Response:

We note that Item 303(a)(3)(ii) requires inclusion in MD&A of trends and uncertainties that are reasonably expected to have a material impact on the registrant’s business. We do not believe that our “at risk product launches” are reasonably expected to have a material impact on the trend of our reported results of operations and therefore do not include this disclosure in our MD&A. However, we do believe that disclosure of the potential impact of at-risk launches in the risk factors is appropriate under the requirements of Item 503(c) of Regulation S-K. This is primarily due to the fact that the legal remedies available to the owner of a patent may include, among other things, damages measured by the revenues lost by the patent owner – and not necessarily by the revenues earned by the infringing party – or the payment of a reasonable royalty. We believe that the risk that the legal remedies may potentially be substantial warrants disclosure within the risk factors as this item is unique to our industry.

Operating Expenses, page 56

5. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the factors underlying significant changes in each caption shown in your consolidated statement of operations for each year presented.

Response:

We note the Staff’s comment and will include, as applicable, disclosure substantially similar to the following in future filings:

Research & Development Expense

Research and development (“R&D”) expense in 2011 was $294.7 million, compared to $282.1 million in the same prior year period, an increase of $12.6 million, with approximately $6 million of this increase due to the unfavorable impact from foreign currency, and the remainder due to the inclusion of Bioniche Pharma for a full year. As it relates to the 2011 R&D expense, we continue to invest in new FDF products and API, while increasing our investment in our biologics and specialty platforms.

Selling, General & Administrative Expense

Selling, general and administrative (“SG&A”) expense for the current year was $1.21 billion, compared to $1.09 billion for the prior year, an increase of $128.0 million. Approximately $27 million of this increase is due to the unfavorable impact from foreign currency, and approximately $13 million is the result of the inclusion of Bioniche Pharma for a full year. The remainder of the increase is primarily the result of increased payroll and benefit costs of approximately $30 million, increased legal expense of approximately $15 million and higher marketing expense in the Specialty segment of approximately $14 million due to the various advertising campaigns related to the EPIPEN® auto-injector.

6. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the underlying factors, such as changes to your intercompany financing arrangements, which caused your domestic operating results to change from pre-tax losses of $491.8 million in 2009 and $273.7 million in 2010 to pre-tax earnings of $537.0 million in 2011 and your foreign pre-tax earnings to decrease from $718.7 million in 2009 to $117.6 million in 2011.

Response:

In accordance with guidance related to the accounting for income taxes, the allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations is based on legal entity status, either U.S. or non-U.S. (foreign legal entity). The allocation of earnings (loss) before income taxes and noncontrolling interest for the years 2010 and 2009 reflected the impact of an intercompany loan originated in October 2007 as part of the Company’s financing of its acquisition of Merck KGaA’s generics business and was made by a subsidiary incorporated in Luxembourg to a domestic entity. The amount of intercompany interest expense included in the domestic earnings (loss) before income taxes and noncontrolling interest for 2010 and 2009 was approximately $423 million and $400 million, respectively, with a corresponding amount of intercompany interest income included in the foreign earnings (loss) before income taxes and noncontrolling interest. While this arrangement increased the amount of earnings (loss) before income taxes and noncontrolling interest allocated to foreign operations, the taxation of these earnings was included in the calculation of the Company’s taxable income reported on its U.S. corporate income tax returns. In 2011, the impact of the interest income and expense related to the intercompany loan is entirely reflected within foreign earnings (loss) before income taxes and noncontrolling interest. As a result, in 2011, domestic earnings (loss) have increased and foreign earnings (loss) have correspondingly decreased relative to 2010 by the amount of intercompany interest.

In response to the Staff’s comment, the Company will include, as applicable, disclosure substantially similar to the following in future filings:

In 2010 and 2009, the allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations included intercompany interest between certain domestic and foreign subsidiaries, which was eliminated on a consolidated basis. The impact of this intercompany financing arrangement in 2010 and 2009 was to decrease the amount of domestic earnings (loss) before income taxes and noncontrolling interest, with a corresponding increase to the foreign amount. While this arrangement increased the amount of earnings (loss) before income taxes and noncontrolling interest allocated to foreign operations, the taxation of these earnings was included in the calculation of the Company’s taxable income reported on its U.S. corporate income tax returns. In 2011, the impact of the interest income and expense related to the intercompany financing arrangement is entirely reflected within foreign earnings (loss) before income taxes and noncontrolling interest. As a result, in 2011, domestic earnings (loss) has increased and foreign earnings (loss) has correspondingly decreased relative to 2010 by the amount of intercompany interest.

7. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the factors that resulted in your recognition of an $18.9 million foreign tax benefit, when your foreign operations generated earnings before income taxes of $117.6 million in 2011.

Response:

As a result of the Company’s October 2007 acquisition of Merck KGaA’s generics business a significant amount of intangible assets were recorded as part of the purchase accounting. Those intangible assets generally did not create a corresponding tax basis in those assets, and as such required the establishment of deferred tax liabilities to be recorded in the opening acquired balance sheet for the difference between the book and tax basis of the assets. As the intangible assets are amortized for book purposes, a corresponding deferred tax benefit is recorded in the Company's tax provision for the corresponding reduction of the deferred tax liability. In 2011, the benefit from the reduction of the deferred tax liability related to intangible assets was greater than the amount of foreign current taxes payable that related to the foreign pre-tax income for the year. The Company will include, as applicable, disclosure substantially similar to the following in future filings:

In 2011, the benefit from the reduction of the deferred tax liability related to intangible assets was greater than the amount of foreign current taxes payable that related to the foreign pre-tax income for the year.

Liquidity and Capital Resources, page 61

8. On page 24, you refer to the “risk of debt default by certain European countries and related European financial restructuring efforts” and to the negative impact of reduced consumer spending and/or third-party coverage or reimbursement on your business, financial position and results of operations. Given the current economic situation in Europe and the significance of your net revenues generated in these markets, please provide proposed disclosure to be included in future periodic filings that breaks down your accounts receivable balances by country with a focus on those experiencing significant economic, fiscal and/or political strains, such that the likelihood of default would be higher than normal. Separately disclose amounts due, if any, directly from or funded by each country’s government. Also, your disclosure should present receivable balances that are current and those past due, showing the number of days past due. Tell us why you believe allowances recorded for these receivables are appropriate.

Response:

Given the current unfavorable economic conditions in Europe, we believe that the countries experiencing significant economic, fiscal and/or political strains are in southern Europe, primarily Greece, Spain, Portugal and Italy and in our view, receivables from state sponsored healthcare organizations in these countries pose the most significant collection risk. Presented below are the net trade accounts receivable balances for Mylan subsidiaries in these four countries , the corresponding percentage of receivables 90 days past due and the total amounts due from state sponsored healthcare organizations (SSHO) at December 31, 2011.

	Trade A/R, net	90 Days Past Due	Due from SSHO

	(in millions)		(in millions)

Italy	$55.9	7.6%	$9.0
Greece	11.4	52.4%	5.7
Spain	11.1	6.2%	1.8
Portugal	4.3	22.9%	0.1

The total allowance for doubtful accounts for these four countries at December 31, 2011 was approximately $4 million.

While we acknowledge the unfavorable economic conditions existing in Europe, we have not incurred significant write-offs or experienced a significant deterioration in collections in EMEA subsequent to December 31, 2011 and as such believe our level of allowances was adequate. Given the dollar amount of long outstanding accounts receivable in these four countries and our continued ability to collect cash from customers, we do not believe these amounts are material enough to warrant discussion in the liquidity and capital resources section, however, we will continue to monitor the conditions in Europe and consider disclosing the above information in future filings if warranted.

9. On page 38, you describe certain provisions of Health Reform Laws that could have a material adverse effect on your business, financial position and results of operations, such as the assessment of a pharmaceutical manufacturer fee and an increase in rebates paid by manufacturers under Medicaid programs. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the effects of the Health Reform Laws on your liquidity and results of operations and the effects this legislation are expected to have on your future liquidity and results of operations. For example, include the following information.

•	In 2010 and 2011, the amount incurred related to the increase in the Medicaid rebate;

•	In 2011, the amount incurred related to Medicare Part D “donut hole”; and

•	The expected effect in 2012 and beyond.

Also, provide us corresponding accounting policy disclosures to be included in your financial statements in future periodic reports.

Response:

We note the Staff’s comment and our assessment of the key provisions of the recent Healthcare Reform Laws was as follows:

Mandated by the Health Reform Laws was an annual fee payable by branded prescription drug manufacturers and importers on branded prescription drugs.

•
Due to the fact that we are principally a generic pharmaceutical manufacturer, the impact of the annual fee has not been and is not expected to be material to our results of operations, cash flows or financial position. The expense impact of this item in 2011 was less than $5 million.

Manufacturers of pharmaceutical products are required to be responsible for 50% of a patient's cost of branded prescription drugs related to the Medicare Part D Coverage Gap.

•
Similar to the assessment related to the annual manufacturer fee, the impact of this requirement has not been and is not expected to be material to our results of operations, cash flows or financial position. The expense impact of this item in 2011 was less than $5 million.

Manufacturers are also subject to an increase in rebates associated with Medicaid recipients and an expansion of the rebate to managed Medicaid organizations.

•	We have appropriately adjusted our accruals for governmental rebates, the results of which have not been and are not expected to be material to our results of operations, cash flows or financial position. The 2011 adjustment to our Medicaid accruals for these rebates was less than $10 million.

We will revise future disclosures, including accounting policy disclosures, to discuss the Healthcare Reform Laws in more detail and provide additional quantitative disclosures if the amounts become material to results of operations, cash flows or financial position. In addition, because of the significant uncertainty regarding healthcare reform in the United States and other countries, we believe the above referenced risk factor is appropriate for inclusion in our periodic filings under the requirements of Item 503(c) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
General

10. Please confirm that all related party transactions are disclosed in accordance with ASC 850-50 or provide us proposed disclosure to be included in future filings the additional disclosures as required. The definition of related party may be found in ASC 850-10-20.

Response:

We note the Staff’s comment and confirm that we have no material related party transactions for any of the periods presented.

Notes to Consolidated Financial Statements
4. Balance Sheet Components, page 93

11. You disclose that finished inventory increased by $99.9 million and “other liabilities” decreased by $86.9 million from the year ended December 31, 2010 to the year ended December 31, 2011. In addition, in Note 6 in the Form 10-Q for the three months ended March 31, 2012 compared to the year ended December 31, 2011, you disclosed that legal and professional accruals, including litigation reserves, decreased by $77.8 million and payroll and employee benefits plan accruals decreased by $55.3 million. Please provide proposed disclosure for Management’s Discussion and Analysis to be included in future filings to discuss the composition of the amount of each significant change that resulted in significant decreases/increases in your balance sheet line items.

Response:

We note the Staff’s comment and confirm that in future filings we will expand our discussion in MD&A to ensure that significant changes in balance sheet line items are highlighted. An example of our proposed disclosure using our March 31, 2012 financial information is provided below.

Net cash used in operating activities increased by $63.5 million to $109.1 million for the three months ended March 31, 2012, as compared to net cash used in operating activities of $45.6 million for the three months ended March 31, 2011. The net increase in cash used in operating activities was principally due to the following:

•	a net increase in the amount of cash used through changes in accounts payable of $61.1 million as a result of the timing of cash payments;

•	a net increase in the amount of cash used through changes in income taxes of $46.6 million as a result of the level of estimated tax payments made during the current quarter; and
• an increase in cash used for other operating assets and liabilities of $25.4 million, driven by a decrease in legal and professional accruals, including litigation reserves ($221.5 million at December 31, 2011 as compared to $166.2 million at March 31, 2012) primarily as a result of litigation payments, and a decrease in payroll and employee benefit plan accruals ($232.7 million at December 31, 2011 as compared to $154.8 million at March 31, 2012) primarily as a result of cash payments for annual incentive compensation programs.

These items were partially offset by less cash used for accounts receivable, including estimated sales allowances, of $57.9 million reflecting the timing of sales and cash collections.

8. Income taxes, page 111

12. Please explain to us why the deferred tax assets and deferred tax liabilities shown in Note 8 differ from the corresponding amounts reported in your consolidated balance sheets.

Response:

The deferred tax assets and liabilities as reported on the Company’s consolidated balance sheets are reported in conformity with the jurisdictional netting rules as stated in ASC 740-10-45-6. Many of our subsidiaries have both current and non-current deferred tax assets and liabilities. ASC 740-10-45-6 requires for each jurisdiction, all current and deferred tax liabilities and assets to be offset and presented as a single amount, with the same treatment given to non-current deferred tax liabilities and assets. The deferred tax assets and liabilities as reported in Note 8 are required to be reported in accordance with ASC 740-10-50-2, which requires disclosure of the total of all deferred tax assets or liabilities as computed per ASC 740-10-30-5(b) through (e). As detailed below, the deferred tax amounts reported on our December 31, 2011 consolidated balance sheet, agree to the net deferred tax liability disclosed in Note 8.

Deferred income tax benefit, current	$202,899
Deferred income tax benefit, non-current	39,376
Deferred income tax liability, current	(1,215)
Deferred income tax liability, non-current	(308,915)
Net deferred tax liability	$(67,855)

13. Refer to the “net benefit on repatriated earnings” in your reconciliation of the statutory tax rate to the effective tax rate. Please explain to us the nature of this item and the factors that you considered in concluding that your investments in foreign subsidiaries are essentially permanent in duration.

Response:

The net benefit on repatriated earnings in the Company's reconciliation of the statutory tax rate to the effective tax rate is the effect of excess foreign tax credits that were claimed as a result of the inclusion, as mandated by the Internal Revenue Code, of certain foreign income in U.S. taxable income regardless of whether there was an actual repatriation of earnings. The substantive factor the Company considers in the conclusion that its investments in foreign subsidiaries are permanent in duration is that the U.S. entities that serve as the parent(s) of the foreign subsidiaries are cash-flow positive such that unremitted earnings of the foreign subsidiaries are not required to be remitted to the U.S. entities for the Company to meet its operating cash needs.

11. Employee Benefits, page 116

14. You disclose that a multiemployer pension plan, the PACE Industry Union-Management Pension Fund, in which you participate, had a critical zone status as of December 31, 2010 and 2009 and presently is under a rehabilitation plan. Please tell us your consideration of guidance in ASC 715-80-50-2 regarding disclosure of your potential liability upon plan termination or your withdrawal or ceasing of contributions to this plan.

Response:

We considered the guidance under ASC 715-80-50-2 when preparing our December 31, 2011 Form 10-K. The estimated withdrawal liability, as calculated by the Plan’s trustee, at that time was less than $10 million, which we did not consider to be material for disclosure purposes.

13. Commitments
Other Commitments, page 120

15. You state on page 120 that you have entered into an exclusive collaboration on the development, manufacturing, supply and commercialization of multiple, high value generic biologic compounds for the global marketplace, that you have committed to provide funding related to this collaboration over the next several years and that these amounts could be substantial. Also, you state on page 86 that you periodically enter into various types of revenue arrangements with third-parties, including agreements for the sale or license of product rights or technology, research and development agreements, collaboration agreements and others, and on page 92 that you entered a collaborative arrangement with Biocon, in which you will share development, capital and certain other costs to bring products to market. These agreements may include the receipt of upfront and milestone payments, royalties, and payments for contract manufacturing and other services. Please provide us proposed disclosure to be included in the future periodic filings that describes and quantifies the rights and obligations of each party to your collaborative/partnership arrangements and any other significant terms to these agreements. Refer to ASC 730-20-50 and ASC 808-10-50 for the disclosure requirements.

Response:

We note the Staff’s comment and in future filings our disclosure on page 86 (Summary of Significant Accounting Policies) will be removed as the Company no longer has any material collaborative agreements where we are receiving milestone or royalty payments. We will continue to consider the guidance in ASC 730-20-50 as we enter into these types of arrangements.

As it relates to our collaborative agreements where we are required to provide funding of development costs and capital expenditures, the two significant programs include our respiratory program, for which we have disclosed the fair value of our future contingent payments, and our funding of research costs under our agreement with Biocon. The research funding under our agreement with Biocon could amount to approximately $50 million per year. The timing of the funding of the Biocon research programs can vary from year to year, however, the Company will include, as applicable, the following disclosure related to this commitment in future filings.

The Company has entered into an exclusive collaboration on the development, manufacturing, supply and commercialization of multiple, high value generic biologic compounds for the global marketplace. Mylan has committed to provide funding related to the collaboration over the next several years and could total approximately $50 million per year.

We have reviewed our other collaborative arrangements and concluded that they are not material for disclosure in the financial statements.

14.Contingencies, page 121

16. You state that it is not possible to determine with “any degree of certainty the ultimate outcome of the following legal proceedings.” ASC 450 does not require estimation with certainty. Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of ASC 450-20-50.

Response:

We note the Staff’s comment and will include, as applicable, disclosure substantially similar to the following in future filings:

The Company is involved in various disputes, governmental and/or regulatory inquires and proceedings and litigation matters that arise from time to time. The Company is also party to certain litigation matters, some of which are described below, for which Merck KGaA has agreed to indemnify the Company, pursuant to the agreement by which Mylan acquired the former Merck Generics business. While the Company believes that it has meritorious defenses with respect to the claims discussed below and intends to vigorously defend its position, the process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of any of the matters described below, or the inability or denial of Merck KGaA or another indemnitor to pay an indemnified claim, could have a material effect on the Company's financial position, results of operations and cash flows. Legal costs are recorded as incurred and are classified in selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

Supplemental Disclosure

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com.

Thank you.

Very truly yours,

/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer